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                 Report on Management's Assertion on Compliance
               with Minimum Servicing Standards Set Forth in the
            Uniform Single Attestation Program for Mortgage Bankers

                        Report of Independent Accountants

Board of Directors
National City Mortagage Co.

We have examined management's assertion, included in the accompanying report titled Report of Management, that National City Mortgage Co. NCM) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 1997. Management is responsible for NCM's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about NCM's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about NCM's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on NCM's compliance with specified requirements.

In  our  opinion,  management's   assertion,   that  NCM   complied   with  the
aforementioned requirements during the year ended December 31, 1997, is fairly stated, in all material respects.

                                             Ernst & Young LLP
                                             /s/Ernst & Young LLP




January 28, 1998

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